OPTION AGREEMENT

THIS OPTION AGREEMENT ("Agreement") is made and entered into as of the _22_ day of June, 2010 (the "Effective Date"), by and between Christopher F. Brogdon ("Seller") and Hearth & Home of Ohio, Inc., an Ohio corporation ("Purchaser").

WITNESSETH:

WHEREAS, Purchaser is a wholly-owned subsidiary of AdCare Health Systems, Inc., an Ohio Corporation ("AdCare");

WHEREAS, Seller is the owner of one hundred percent (100%) of the issued and outstanding membership interests (the "Membership Interests") of Riverchase Village ADK, LLC, a Georgia limited liability company ("Riverchase");

WHEREAS, on or about the date hereof, Riverchase has acquired that certain parcel of improved real property located at 1851 Data Drive, Hoover, Alabama on which is located a senior living facility commonly known as "The Park at Riverchase" (the "Facility");

WHEREAS, in order to finance the acquisition of the Facility, Riverchase borrowed from The Medical Clinic Board of the City of Hoover (the "Issuer") the proceeds from the issuance of those certain $5,845,000 First Mortgage Healthcare Facility Revenue Bonds (Riverchase Village ADK, LLC Project) (Series 2010A) and those certain $520,000 First Mortgage Revenue Bonds (Riverchase Village ADK, LLC Project) (Taxable Series 2010B) (the "Bonds"), the proceeds of which Bonds were used by Riverchase to (i) acquire the Facility, (ii) pay the cost of certain repairs and improvements to the Facility, (iii) fund certain reserves, and (iv) pay the cost of the issuance of the Bonds;

WHEREAS, AdCare guaranteed Riverchase's obligations with respect to repayment of the Bonds (the "AdCare Guaranty"); and

WHEREAS, in consideration of the AdCare Guaranty, Seller desires to grant Purchaser an option to purchase the Membership Interests and Purchaser desires to accept such option on the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration the AdCare Guaranty, of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration in hand paid to Seller, the receipt and sufficiency of which are hereby acknowledged by Seller, Seller and Purchaser hereby covenant and agree as follows:

ARTICLE ONE
OPTION

1.1   Grant of Option. Seller does hereby grant and convey to Purchaser for the term hereof an exclusive and irrevocable option (being referred to as the "Option") to purchase upon the terms and conditions hereinafter set forth the Membership Interests.

1.2   Term and Exercise of Option. The term of the Option shall commence on the Effective Date and shall terminate twelve (12) months from the Effective Date (the "Option Period"), unless exercised as set forth herein. The Option may be exercised during the Option Period by the delivery of written notice by Purchaser to Seller (the "Exercise Notice"), at the address of Seller herein set forth, of Purchaser's election to exercise the Option.

ARTICLE TWO
TRANSFER POWER

2.1   Transfer Power. Upon Purchaser's exercise of the Option as provided in Section 1.2 above and payment of the Purchase Price as provided in Section 3.1 below, Seller shall deliver to Purchaser a membership interest transfer power in the form attached hereto as Exhibit "A" transferring the Membership Interests to Purchaser free and clear of all liens and encumbrances.

ARTICLE THREE
PURCHASE PRICE

3.1   Purchase Price. The purchase price (the "Purchase Price") to be paid by Purchaser to Seller for the Membership Interests shall be an amount equal to One Hundred Thousand and No/100 Dollars ($100,000.00). The Purchase Price shall be paid by Purchaser to Seller at Closing.

ARTICLE FOUR
CONSUMMATION OF SALE AND CONDITIONS TO CLOSING

4.1   Closing Date. If the Option is exercised, the closing of the purchase and sale herein contemplated (the "Closing") shall take place on or before the tenth (10th) day after the date of Purchaser's Exercise Notice, on the date designated by Purchaser to Seller (the "Closing Date").

4.2   Place of Closing. The Closing shall take place at the Seller's offices in Atlanta, Georgia.

ARTICLE FIVE
MISCELLANEOUS PROVISIONS

5.1   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein, and it supersedes all prior understandings or agreements between the parties.

5.2   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, devisees, personal representatives, successors and assigns.

5.3   Waiver; Modification. Failure by Purchaser or Seller to insist upon or enforce any of its rights shall not constitute a waiver thereof. Either party hereto may waive the benefit of any provision or condition for its benefit contained in this Agreement. No oral waiver or modification hereof shall be binding upon the parties, and any modification shall be in writing and signed by the parties.

5.4   Time of Essence. TIME IS OF THE ESSENCE OF THIS AGREEMENT.

5.5   Construction. Each party hereto hereby acknowledges that all parties hereto participated equally in the drafting of this Agreement and that, accordingly, no court construing this Agreement shall construe it more stringently against one party than the other.

5.6   Governing Law. This Agreement shall be governed by, and construed under, the laws of the state of Georgia.

5.7   Assignment. Purchaser may assign its interest in this Agreement, either in whole or in part, without the prior written consent of Seller. Seller shall not assign this Agreement, in whole or in part, without the prior written consent of Purchaser.

5.8   Section Headings. The Section headings as herein used are for convenience or reference only and shall not be deemed to vary the content of this Agreement or the covenants, agreements, representations and warranties herein set forth or to limit the provisions or scope of any Section.

5.9   Counterparts. This Agreement may be executed in counterparts. A facsimile signature shall be effective as if an original.

ARTICLE SIX
NOTICES, ETC.

6.1   Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be personally delivered, or sent by electronic mail, facsimile transmission, or sent by overnight commercial delivery service (provided a receipt is available with respect to such delivery), or mailed by first-class registered or certified mail, return receipt requested, postage prepaid (and shall be effective when received, if sent by electronic mail, personal delivery, facsimile transmission or by overnight delivery service, or on the third day (or earlier actual receipt) after mailing, if mailed):

        (a)   if to Purchaser: Hearth & Home of Ohio, Inc.
                                            5057 Troy Road
                                          Springfield, Ohio 45502

        (b)   if to Seller: Christopher F. Brogdon
                                            Two Buckhead Plaza
                                          3050 Peachtree Road NW, Suite 570
                                          Atlanta, GA 30305

Rejection or other refusal by the addressee to accept or the inability of the United States Postal Service to deliver because of a changed address of which no notice was given shall be deemed to be receipt of the notice sent.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

PURCHASER:

HEARTH & HOME OF OHIO, INC.



By: _____

Name: Scott Cunningham

Title: Chief Financial Officer

SELLER:



_____
Christopher F. Brogdon

EXHIBIT A

MEMBERSHIP INTEREST POWER

For value received, Christopher F. Brogdon ("Brogdon") does hereby assign and transfer to Hearth & Home of Ohio, Inc., an Ohio corporation, any and all of the right, title and interest that he has or may have in and to 100% of the issued and outstanding membership interests (the "Membership Interest") in Riverchase Village ADK, LLC, a Georgia limited liability company (the "Company") and hereby irrevocably constitutes and appoints _____ or any other duly authorized officer or attorney of the Company to transfer such right, title and interest on the books of the Company with full power of substitution in the premises.

Brogdon represents and warrants that he is the owner of the Membership Interests free and clear of any and all liens, pledges, encumbrances, charges, assessments, agreements, options or claims, and that he otherwise has the full right, power and authority to transfer, convey, assign and deliver the Membership Interests.

Executed as of the _____ day of _____, 2010.

_____
Christopher F. Brogdon